SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ADECOAGRO S.A.

(Name of Issuer)

Common Shares, par value $1.50 per share

(Title of Class of Securities)

L00849106

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	L00849106	13G

1	NAMES OF REPORTING PERSONS
Qatar Investment Authority

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Qatar

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
1,329,266
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
1,329,266
	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,329,266 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.30% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Based on 102,461,382 common shares, par value $1.50 per share (“Common Shares”), of Adecoagro S.A. (the “Issuer”) outstanding as of June 30, 2024, as reported in the Issuer’s Form 6-K, filed with the Securities and Exchange Commission on August 12, 2024.

Item 1(a).	Name of Issuer:

Adecoagro S.A.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

28, Boulevard F.W. Raiffeisen,

L-2411, Luxembourg

Grand Duchy of Luxembourg

Item 2(a).	Name of Person Filing:

Qatar Investment Authority

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), PO Box 23224, Qatar.

Item 2(c).	Citizenship:

Qatar

Item 2(d).	Title of Class of Securities:

Common Shares

Item 2(e).	CUSIP Number:

L00849106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

1,329,266

(b)	Percent of class: 1.30%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

1,329,266

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

1,329,266

(iv)	Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit A.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024

QATAR INVESTMENT AUTHORITY

By:	/s/ Ahmad Mohammed F Q Al-Khanji
	Name:	Ahmad Mohammed F Q Al-Khanji
	Title:	Chief of Legal and General Counsel

INDEX TO EXHIBITS

Exhibit No.	Description

A.	Item 7 Information